UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-50912

CUSIP NUMBER: 02687R106

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q
	[ ] Form 10-D	[ ] Form N-CEN	[ ] Form N-CSR

For Period Ended: March 31, 2021

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

American International Holdings Corp.

Full Name of Registrant

N/A

Former Name if Applicable

7950 Legacy Drive, Suite 400

Address of Principal Executive Office (Street and Number)

Plano, TX 75024

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The registrant has experienced delays in completing its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, within the prescribed time period, due to delays in preparing its financial statements and draft Quarterly Report on Form 10-Q, for review by its independent auditor, which was caused by the short turn around time between the completion and filing of the Company’s Annual Report on Form 10-K (which was filed with the Securities and Exchange Commission on April 15, 2021), and the due date of such 2021 first quarter Quarterly Report on Form 10-Q, which has been compounded by the Company’s staffing limitations. The delay could not be eliminated without unreasonable effort or expense.

We plan to file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, on or before the fifth day following the prescribed due date.

PART IV — OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

Jacob Cohen	972	803-5337
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American International Holdings Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2021	By	/s/ Jacob Cohen
Chief Executive Officer